BY EDGAR

May 12, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E., Mail Stop 4546

Washington, D.C. 20549

Attn:      Jeffrey Gabor

Re:	Marina Biotech, Inc.
Post-Effective Amendment to Form S-3 on Form S-1
Filed May 5, 2017
File Nos. 333-168447 and 333-175769

Dear Mr. Gabor:

On behalf of our client, Marina Biotech, Inc., a Delaware corporation (the “Company”), we hereby submit this letter in response to the comments set forth in that certain letter dated May 12, 2017 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the Company relating to Post-Effective Amendment No. 4 to Form S-3 on Form S-1 that the Company filed with the Commission on May 5, 2017 (File Nos. 333-168447 and 333-175769) (the “Registration Statement”).

The Company is responding to the Staff’s comments by providing the legal analysis set forth below. For your convenience, the Staff’s comments have been retyped herein in bold.

Comment

1.	Section 10(a)(3) of the Securities Act of 1933 requires that when a prospectus is used more than nine months after the effective date of the registration statement, the audited financial statements contained in the prospectus must be as of a date not more than sixteen months prior to such use. However, your most recent post-effective amendment was declared effective on September 30, 2014, with audited financial statements for the fiscal year ended December 31, 2013. Accordingly, it appears that the audited financial statements in your registration statement were not current from June 2015 through the present. Please provide us with a legal analysis of your compliance with Sections 5 and 10(a)(3) of the Securities Act of 1933 for offers and sales made under the registration statement during these time periods.

Response

The Registration Statement registers the issuance by the Company of shares of the common stock, par value $0.006 per share, of the Company (“Common Stock”), to the holders of the warrants referenced in the Registration Statement (the “Warrants”) upon the exercise of such Warrants. The Warrants had previously been issued in connection with prior registered offerings by the Company. During the period between June 2015 through the present, none of the Warrants were exercised, and thus no sales were made under the Registration Statement during such time period.

If you have any further questions or comments, or would like to discuss this response letter, please feel free to call me at (212) 326-0468.

Sincerely,

/s/ Michael T. Campoli
Michael T. Campoli
Pryor Cashman LLP

cc:	Joseph W. Ramelli, Marina Biotech, Inc.
Lawrence Remmel, Pryor Cashman LLP